

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

April 6, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Moray P. Dewhurst
Chief Financial Officer
FPL Group, Inc.
700 Universe Boulevard
Juno Beach, FL 33408

> **Re: FPL Group, Inc.**
> **Florida Power & Light Company**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed February 27, 2007**
> **File No.'s 001-08841 and 002-27612**

Dear Mr. Dewhurst:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Our review encompassed FPL Group, Inc and Florida Power & Light Company. In the interest of reducing the number of comments, we did not address each registrant with a separate comment. To the extent a comment is applicable to both, please address the issue separately.

2. We note the inclusion of a table of contents and associated page numbers, although the document itself appears to be missing the page numbers. Please ensure that future filings contain page numbers.

Item 8 - Financial Statements and Supplementary Data

Note 1 – Summary of Significant Accounting and Reporting Policies

Fair Value Measurements

3. EITF no. 02-3 had prohibited the initial recognition of derivatives at other than the transaction price unless the fair value was based on quoted market prices in an active market or other observable inputs. As a consequence, EITF no. 02-3 indicated that an entity should not recognize an unrealized gain or loss at inception of a derivative instrument unless the fair value of that instrument is obtained from Level 1 or Level 2 inputs as described in SFAS no. 157. As you are aware, Statement 157 amends EITF 02-3 to remove that prohibition, thereby permitting "day one gains or losses" to be recognized on instruments measured using Level 3 inputs. Given the pervasive impact to the utility industry and the potential materiality of the effect of retrospective application under Statement 157, please provide to us your preliminary assessment with respect to such day one gains and losses; in particular derivatives that are associated with your non rate regulated operations which impact net income. In this regard, specific examples of contracts that you are evaluating would be beneficial to our understanding.

Note 6 – Income Taxes

4. Please provide to us your evaluation of the impact of adopting FIN 48. Furthermore, please explain why there appears to be no disclosure regarding the impact that FIN 48 will have on your financial statements, in particular when the Interpretation was issued in June of 2006. See SAB Topic 11M.

Note 8 – Jointly Owned Electric Plants

5. We note your interests in jointly owned facilities. In future filings please disclose the amount of FPL Group's and FPL's share of direct expenses that are included

in purchased power and the proportionate amounts charged to specific operating expenses. See SAB Topic 10C.

Note 10 – Financial Instruments

6. Prospectively, please present the realized and unrealized gain and loss information separately for each particular category of financial instrument. For example, based on your disclosure it is not possible to roll forward the fair value of the nuclear decommissioning reserve funds from period to period. Furthermore, please ensure that you disclose the amount of earned income (i.e. interest and dividends) from the reserve funds, even if such income is deferred to a regulatory account. In this regard, please ensure that you disclose the amount of earned income recorded to the regulatory liability account as opposed to income.

Note 15 – Asset Retirement Obligation

7. Based on your disclosure in Item 1 it appears you may have to accelerate certain repairs at Seabrook in 2007, and you indicate such amounts are known as they are included in the capital expenditure table. We assume such costs, if expedited, would be expensed as incurred, if not please clarify and explain your basis for capitalization. Please explain to us the current status of the NRC mandate with respect to this issue. Revise future disclose to clearly articulate the potential impact to your results of operations for the 2007 period. See FIN no. 14.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Robert Babula, Review Accountant at (202) 551-3339 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief